UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March, 2010

Commission File Number  001-04192

Terra Nova Royalty Corporation
(Translation of registrant’s name into English)

Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - [  ]

BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. (“KHD”)
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2.                   Date of Material Change

March 29, 2010 and March 30, 2010

Item 3.                   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Releases, dated March 29, 2010 and March 30, 2010, disseminated through PR Newswire.

Item 4.                    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD announced that the shareholders of KHD have approved the proposed plan of arrangement with KHD Humboldt Wedag International (Deutschland) AG (“KID”), whereby KHD will distribute, as a first tranche, 26% of the shares of KID. This is the first step in the restructuring of KHD into two distinct legal entities: (1) a mineral royalty company and (2) an industrial plant technology, equipment and service company.

KHD also announced that it has changed its name to Terra Nova Royalty Corporation (“Terra Nova”). Terra Nova will continue to be listed on the New York Stock Exchange and trade the “regular way” under a new trading symbol TTT, with the first day of trading being on March 31, 2010.

KID will be listed on the regulated market of the Frankfurt Stock Exchange trading under trading symbol KWG.

With the realignment, Silke Stenger and Gerhard Rolf have resigned from the board of directors of Terra Nova and joined the board of KID.  Ian Rigg has joined the board of directors of Terra Nova.  Jouni Salo has resigned as President and Chief Executive Officer of Terra Nova and has joined KID as Managing Director.  Michael Smith, Chairman, has been appointed as interim President and Chief Executive Officer of Terra Nova.

Item 5.1                  Disclosure for Restructuring Transactions

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached news releases.

Item 5.2                  Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not applicable.

Item 6.                    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.                    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Item 8.                    Executive Officer

Michael Smith
Interim President and Chief Executive Officer
                                604-683-8286 (contact through Rene Randall)

Item 9.                    Date of Report

March 30, 2010

 News Release
______________________________________________________________________________

SHAREHOLDER AND COURT APPROVAL OF ARRANGEMENT WITH KHD HUMBOLDT
WEDAG INTERNATIONAL (DEUTSCHLAND) AG

(March 29, 2010) . . . KHD Humboldt Wedag International Ltd. (the “Company”) (NYSE: KHD) is pleased to announce that the shareholders of the Company have approved the proposed plan of arrangement (the “Arrangement”) with KHD Humboldt Wedag International (Deutschland) AG (“KID”), whereby the Company will distribute, as a first tranche, 26% of the shares of KID. This is the first step in the restructuring of KHD into two distinct legal entities: (1) a mineral royalty company and (2) an industrial plant technology, equipment and service company.

The Company will now proceed with the required filings with the registrar under the Business Corporations Act (British Columbia). At such time, the Arrangement will become effective and the Company will set out to implement the steps contemplated under the Arrangement.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement and mineral industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com
_____________________________________________________________________________________________

Contact Information:	Allen & Caron Inc. Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Brian Kennedy (media) 1 (212) 691-8087 brian@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd. 1 (604) 683-8286 ex 224 rene.randall@khd.com

News Release
____________________________________________________________________________________

SHAREHOLDERS APPROVE SPIN OUT

NEW YORK (March 30, 2010) . . . KHD Humboldt Wedag International Ltd. (NYSE: KHD) announces that its shareholders approved the first tranche distribution of 26% of the shares of KHD Humboldt Wedag International AG (“KID”). This is the first step in the restructuring of KHD into two distinct legal entities: (1) a mineral royalty company, Terra Nova Royalty Corporation (“Terra Nova”) and (2) an industrial plant technology, equipment and service company, KID.

KHD has changed its name to Terra Nova. Terra Nova will continue to be listed on the New York Stock Exchange and trade the “regular way” under a new trading symbol TTT, with the first day of trading being on March 31, 2010.

KID will be listed on the regulated market of the Frankfurt Stock Exchange trading under trading symbol KWG.

Spin out and First Tranche Summary (KID shares)

•	You will receive one (1) KID share for every three and half (3½) KHD shares (calculated after a 2 for 1 forward split of KID, which was approved on March 23, 2010).

•	Initial percentage of KID shares distributed 26%

•	Effective date March 30, 2010

•	Distribution date of shares March 31, 2010

•	Listing date for KID shares on the Frankfurt Stock Exchange March 31, 2010

The shareholders of record who are eligible to receive the KID shares are registered shareholders and/or DTC participants of Terra Nova, who will need to establish a Clearstream eligible brokerage or custodian account for the acceptance of the KID shares. There will be no physical certificates distributed. The KID Shares will be quoted on the Regulated Market of the Frankfurt Stock Exchange and, therefore, will be transferable in electronic form only. As virtually all major brokerage firms will have Clearstream eligible accounts, shareholders whose shares of Terra Nova are registered in the name of a brokerage firm should contact their brokerage firm for further information.

- More -
____________________________________________________________________________________

Contact Information:	Allen & Caron Inc. Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Len Hall (media) 1 (949) 474-4300 len@allencaron.com	Rene Randall Terra Nova Royalty Corporation 1 (604) 683-8286 ex 224 rene.randall@khd.com

Also, we ask you to contact our agent for the distribution:

Computershare Inc.
PO Box 43001
Providence, Rhode Island 02940-3001
USA
Contact: Lynn Huguet
Telephone: 1-877-624-5999 (toll free within North America) or 1-781-575-4086
Fax: 1-617-360-6841

Or for any assistance call our offices in North America

Rene Randall
Telephone: 1-604-683-8286 ex 224
Email: rrandall@bmgmt.com

It is important that all new KID shareholders realize that there presently is a very limited or thin market for the KID shares on the Frankfurt Stock Exchange due to the fact that the public float of KID is approximately only 2 percent of KID’s outstanding share capital. As a result, until our shareholders claim and receive their KID shares and a more orderly trading market develops, the trading float will remain extremely small, trading levels will be very low or thin and, as a result, there may be extreme volatility in quoted or trading prices for KID shares. Until shareholders take up their KID shares and a more orderly market develops, traded or quoted prices for KHD shares may not be reflective of their value. We encourage you to take up your new KID shares now.

There are several companies quoted on European markets with similar names to our company, please make sure you are using the trading symbol KWG to correct identify your KID shares.

With our realignment, Silke Stenger and Gerhard Rolf have resigned from the Board of Directors of Terra Nova and joined the board of KID. We are also please to announce that Ian Rigg has joined the board of Terra Nova.  Jouni Salo has resigned as President and CEO and has joined KID as Managing Director.  Michael Smith, Chairman, has been appointed as interim President and CEO of Terra Nova.

About Terra Nova Royalty Corporation

Terra Nova Royalty Corporation owns a royalty stream on the Wabush Iron Ore Mine in Labrador Newfoundland and is active in the royalty industry.

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. The worldwide macroeconomic downturn has resulted in production slow down less demand for iron ore worldwide. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:  /s/ Alan Hartslief
Alan Hartslief, Chief Financial Officer
Date: April 6, 2010